

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2018

Carlo Buffone
Chief Financial Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re: Paramount Gold Nevada Corp.**
> **Registration Statement on Form S-3**
> **Filed July 26, 2018**
> **File No. 333-226364**

Dear Mr. Buffone :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at (202) 551-3329 with any questions.

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: James Seery